UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VirnetX Holding Corporation
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

693153108
(CUSIP Number)

Kendall Larsen c/o VirnetX Holding Corporation 308 Dorla Court, Suite 206 Zephyr Cove, Nevada 89448 (775) 548-1785
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 693153108
1	NAMES OF REPORTING PERSONS Kendall Larsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO/PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,853,192
	8	SHARED VOTING POWER
1,798,018 (1)
	9	SOLE DISPOSITIVE POWER
7,853,192
	10	SHARED DISPOSITIVE POWER
1,798,018 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,651,211 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4% (3)
14	TYPE OF REPORTING PERSON IN

(1)
Consists of shares issuable pursuant to options that are presently exercisable or exercisable within 60 days of July 24, 2012 as follows: 797,590 options held by the Reporting Person and 699,228 options held by the Reporting Person's spouse Kathleen Larsen (the "Spouse"). Also includes 300,000 shares of Common Stock held of record by K2 Investment Fund LLC of which the Reporting Person and his Spouse are the sole member-managers and 1,200 shares of common stock held jointly by the Spouse and her father.

(2)
Excludes (i) 613,530 shares of Common Stock held by the Spouse’s revocable trust; (ii) 2,878 shares of Common Stock held by an adult child of the Spouse; (iii) 13,853 options that are presently exercisable or exercisable within 60 days of July 24, 2012 held by an adult child of the Spouse; and (iv) 50,000 shares of Common Stock held by an adult child of the Spouse in an irrevocable trust.  The Reporting Person disclaims beneficial ownership of the excluded shares.

(3)	Percentage of shares reported is based upon 50,862,872 shares of Common Stock outstanding as of May 4, 2012.

This Amendment No. 2 to Schedule 13D (this “Amendment 2”) amends that certain Schedule 13D filed on behalf of Mr. Kendall Larsen (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on July 16, 2007 (the “Original Schedule 13D”), as amended by Amendment No.1 thereto filed with the Commission on February 16, 2010 (“Amendment 1”, and, together with the Original Schedule 13D, the “Original Schedule 13D/A”).

Since the Amendment 1 was filed, the Reporting Person has acquired beneficial ownership of 939,635 shares of Issuer's Common Stock.  In Amendment 1, the Reporting Person reported beneficial ownership of 154,064 options held by the Reporting Person and 401,321 options held by the Reporting Person’s Spouse that were exercisable within 60 days of December 31, 2009.  In this Amendment 2 the Reporting Person is reporting beneficial ownership of 797,590 options held by the Reporting Person and 699,228 options held by the Reporting Person's Spouse that are exercisable within 60 days of July 24, 2012.

A summary of the changes in beneficial ownership of the Reporting Person and the Reporting Person’s Spouse from the time of the Amendment 1 filing to the time of this Amendment 2 filing is set forth in the tables below:

Summary of Changes in Beneficial Ownership of Shares subject to Options and Restricted Stock Units held by the Reporting Person and his Spouse from Amendment 1 to Amendment 2

Name	Grant Date	Number of Shares Subject to Options or Restricted Stock Units*		Vesting Commencement Date	Vesting Schedule	Amendment 1 Disclosure Regarding Beneficial Ownership of Shares Issuable or Exercisable Within 60 Days of December 31, 2009		Amendment 2 Disclosure Regarding Beneficial Ownership of Shares Issuable or Exercisable Within 60 Days of July 24, 2012
Kendall Larsen	03/23/06	41,516		3/23/06	(1)	41,516		41,516
Kathleen Larsen	03/23/06	249,096		3/23/06	(2)	243,906		249,096
Kendall Larsen	12/31/07	213,319		12/31/07	(2)	115,547		213,319
Kathleen Larsen	12/31/07	290,612		12/31/07	(2)	157,414		290,612
Kendall Larsen	04/03/09	585,425		04/03/09	(2)	—		500,049
Kathleen Larsen	04/03/09	143,100		04/03/09	(2)	—		122,230
Kendall Larsen	02/24/10	35,000		02/24/10	(3)	—		21,874
Kathleen Larsen	02/24/10	35,000		02/24/10	(3)	—		21,874
Kendall Larsen	05/12/11	50,000		05/12/11	(3)	—		16,666
Kathleen Larsen	05/12/11	40,000		05/12/11	(3)	—		13,333
Kendall Larsen	04/13/12	40,000		04/13/12	(3)	—		4,166
Kathleen Larsen	04/13/12	20,000		04/13/12	(3)	—		2,083
Kendall Larsen	04/13/12	26,667	(*)	4/13/13	(4)	—		—
Kathleen Larsen	04/13/12	13,333	(*)	4/13/13	(4)	—		—
	Total	1,783,068				558,383	(5)	1,496,818

*	Restricted Stock Units are indicated with an asterisk (*).
(1)	Fully Vested as of the Vesting Commencement Date.
(2)
Twelve forty-eighth (12/48) of the Shares subject to the Option vest on the one (1) year anniversary of the Vesting Commencement Date, and one forty-eighth (1/48th) of the Shares subject to the Option vest each month thereafter on the same day of the month as the Vesting Commencement Date so long as the Reporting Person's or the Reporting Person’s Spouse, as applicable, Continuous Service Status (as defined in the Issuer's 2007 Stock Plan) continues. If a Change of Control (as defined in the Issuer's 2007 Stock Plan) occurs, all of the Shares underlying this Option then unvested as of the date of the Change of Control, will vest and become exercisable immediately prior to the consummation of the Change of Control transaction.

(3)
One forty-eighth (1/48th) of the Shares subject to the Option vest each beginning on the Vesting Commencement Date and on the same day of the month after as the Vesting Commencement Date so long as the Reporting Person's or the Reporting Person’s Spouse, as applicable, Continuous Service Status (as defined in the Issuer's 2007 Stock Plan) continues. If a Change of Control (as defined in the Issuer's 2007 Stock Plan) occurs, all of the Shares underlying this Option then unvested as of the date of the Change of Control, will vest and become exercisable immediately prior to the consummation of the Change of Control transaction.

(4)
Vests in four equal annual installments beginning on the first anniversary of the Vesting Commencement Date so long as the Reporting Person's or the Reporting Person’s Spouse, as applicable, Continuous Service Status (as defined in the Issuer's 2007 Stock Plan) continues. If a Change of Control (as defined in the Issuer's 2007 Stock Plan) occurs, all of the Shares underlying this Restricted Stock Unit, then unvested as of the date of the Change of Control, will vest and become immediately issuable prior to the consummation of the Change of Control transaction.

(5)
Amendment 1 reported that the Reporting Person had beneficial ownership of 154,064 shares due to a typographical error, however, such amount that was vested at the time of the filing of Amendment 1 was equal to 157,062 shares.

In addition, since the Amendment 1 was filed, the number of shares of the Issuer’s Common Stock outstanding has increased by 11,111,945 shares, from 39,750,927 shares that were outstanding as of December 31, 2009 to 50,862,872 shares outstanding as of May 4, 2012.

Except as otherwise set forth below, the information set forth in the Original Schedule 13D/A remains unchanged and is incorporated by reference into this Amendment 2.

Item 1.  Security and Issuer

Item 1 of the Original Schedule 13D/A is hereby amended and restated in its entirety as follows:

This Amendment 2 to the Original Schedule 13D/A relates to the common stock, par value $0.0001 per share (the “Common Stock”), of VirnetX Holding Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is:  VirnetX Holding Corporation, 308 Dorla Court, Suite 206, Zephyr Cove, Nevada 89448.

Item 2.  Identity and Background

Item 2 of the Original Schedule 13D/A is hereby amended and restated in its entirety as follows:

(a) The name of the Reporting Person is Kendall Larsen.

(b) The business address of the Reporting Person is:  VirnetX Holding Corporation, 308 Dorla Court, Suite 206, Zephyr Cove, Nevada 89448.

(c) The present principal occupation of the Reporting Person is: President and Chief Executive Officer of VirnetX Holding Corporation.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 4.  Purpose of Transaction

Item 4 of the Original Schedule 13D/A is hereby amended and supplemented as follows:

The Reporting Person is the Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer.  Accordingly, the Reporting Person is in a position to influence the management, operations and activities of the Issuer and takes, and will continue to take, an active role in the Issuer’s management and strategic direction.  In addition, the Reporting Person and his Spouse will continue to vest in the options and restricted stock units set forth in Item 3 above and they may receive from time to time additional equity grants in the future in connection with their continued service with the Issuer. While the Reporting Person and his Spouse currently have no intentions to sell any shares of the Issuer’s Common Stock, the Reporting Person and his Spouse may sell shares from time to time depending on prevailing market conditions.

Other than as disclosed in this Item 4 and other than in the Reporting Person’s capacity as Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer, the Reporting Person does not have any current plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, the Reporting Person intends to review continuously the Issuer’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Person may, from time to time, determine to increase or decrease his ownership of the Issuer’s Common Stock, approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, but the Reporting Person currently has no intention of selling any shares of the Issuer’s Common Stock or engaging in any such events.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D/A is hereby amended and restated in its entirety as follows:

(a)  The aggregate number of shares of the Issuer's Common Stock beneficially owned by the Reporting Person is 9,651,211, which represents beneficial ownership of approximately 18.4% of the Issuer’s Common Stock.

(b)  The Reporting Person has the sole power to vote, or to direct the vote, and to dispose, or to direct the disposition of, 7,853,192 shares of Issuer's Common Stock beneficially owned by the Reporting Person.

The Reporting Person has the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of 300,000 shares of the Issuer’s Common Stock held of record by K2 Investment Fund LLC of which the Reporting Person and his Spouse are the sole member-managers, 1,200 shares of the Issuer’s Common Stock held by the Spouse and the Spouse’s father and 1,496,818 shares issuable pursuant to options exercisable within 60 days of July 24, 2012 as follows: (i) 797,590 options held by the Reporting Person and (ii) 699,228 options held by the Spouse.

(c)  No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above with respect to the vesting of options held by the Reporting Person and his Spouse.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D/A is hereby amended and supplemented as follows:

The Reporting Person initially pledged 7,853,192 shares of the Issuer’s Common Stock to Deutsche Bank Securities Inc. to secure a personal line of credit of up to $3.5 million. Subsequently, the number of shares pledged was reduced by 1,000,000 to 6,853,192 shares. As of the date hereof, the amount of this personal line of credit is $5 million.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2012	/s/ Kendall Larsen
Kendall Larsen
Chief Executive Officer, President and Director